Press release

Skandia

13 November 2001

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

October sales SEK 9.6 billion[1]

Sales in October
Sales amounted to SEK 9.6 billion, compared with SEK 8.4 billion in September 2001.

New sales of unit linked assurance
New sales of unit linked assurance increased by 21 per cent in October compared with September. New sales through October were down 21 per cent compared with the same period a year ago.

Sales through October
Sales amounted to SEK 116.5 billion (174.9). Sales are reported exclusive of paid-in premiums to Skandia Liv, totalling SEK 12.0 billion (10.1), and discretionary management inflows for Skandia Asset Management.

Of total sales, SEK 78.8 billion (119.8) pertains to unit linked assurance, SEK 30.1 billion (47.8) to mutual fund savings products[2], and SEK 6.2 billion (6.2) to direct sales of funds.

USA
In the USA, sales of variable annuities through October totalled USD 3.3 billion (7.4), and sales of mutual funds totalled USD 1.8 billion (3.5).

Other markets
In the UK, sales totalled GBP 2.3 billion (3.4). In Sweden, SkandiaLink's sales amounted to SEK 8.9 billion (8.9). Sales in New Markets totalled SEK 14.0 billion (13.9).

dw 2/19

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[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.
[2] Includes SEK 1.1 billion (0.8) in discretionary management in Spain.

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083

Skandia

Recalculated to average exchange rates, sales from January through October were favourably affected by currency movements in the amount of SEK 10.7 billion.

11 December 2001, November sales
13 February 2002, Year-end report, 2001

For further information, please contact:
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

Definitions of sales

Sales
Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales
New sales pertain to single and regular premiums from unit linked contracts entered into in 2001, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Skandia

Appendix: Sales per month and exchange rates in 2001 and 2000

Sales per month (SEK billion)	Insurance and mutual funds	Direct sales of funds	Total
2001			
January	12.3	0.7	13.0
February	11.6	0.4	12.0
March	13.3	0.4	13.7
April	12.2	0.9	13.1
May	12.0	1.0	13.0
June	11.5	1.5	13.0
July	10.4	0.6	11.0
August	9.5	0.2	9.7
September	8.1	0.3	8.4
October	9.4	0.2	9.6
Total	110.3	6.2	116.5

Sales per month (SEK billion)	Insurance and mutual funds	Direct sales of funds	Total
2000			
January	16.7	0.7	17.4
February	18.7	0.4	19.1
March	23.9	0.6	24.5
April	18.5	0.5	19.0
May	17.4	0.4	17.8
June	15.3	0.4	15.7
July	14.1	0.5	14.6
August	14.6	0.6	15.2
September	14.0	0.6	14.6
October	15.5	1.5	17.0
Subtotal	168.7	6.2	174.9
November	14.9	1.6	16.5
December	14.0	1.5	15.5
Total	197.6	9.3	206.9

Exchange rates		2001 31 Oct.	2001 30 Sept.	2001 30 June	2000 31 Dec.	2000 30 Oct.	2000 30 Sept.	2000 30 June
SEK								
EUR	Closing rate	9.58	9.72	9.22	8.86	8.48	8.52	8.41
EUR	Average rate	9.26	9.22	9.08	8.45	8.41	8.39	8.39
GBP	Closing rate	15.47	15.68	15.31	14.22	14.61	14.16	13.38
GBP	Average rate	14.96	14.91	14.69	13.86	13.79	13.71	13.70
USD	Closing rate	10.63	10.67	10.89	9.54	10.08	9.68	8.81
USD	Average rate	10.40	10.37	10.26	9.17	9.03	8.92	8.73
JPY	Closing rate	0.087	0.090	0.087	0.083	0.093	0.090	0.083
JPY	Average rate	0.086	0.086	0.085	0.085	0.084	0.083	0.082